Mail Stop 3561

                              August 10, 2005


Robert Gelfand, President
Wallace Mountain Resources Corporation
#29B Ebony Tower, President Park
99 Sukhumvit 24 Road
Bangkok 10110
THAILAND

      Re:	Wallace Mountain Resources Corporation
      Registration Statement on Form SB-2
      File No. 333-126674
      Filed on July 18, 2005

Dear Mr. Gelfand:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity."
Your disclosure indicates that you are a developmental stage company issuing penny stock. As of March 31, 2005, your primary asset was cash in the amount of $5,000, you have had no revenues, you have no employees working for you, it is unclear whether you hold title to the mining claim described in the registration statement and you have provided no executive officer compensation. To date, it appears as if you have taken few substantive steps in furtherance of a business plan. In general, you lack a developed business plan, any means of revenue, and any real method to obtain financing beyond this offering.

In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule
419 of Regulation C or provide a detailed explanation as to why
Rule
419 does not apply to this offering. If you believe that you do not fall within the definition of a blank check company, you should include in the prospectus appropriate disclosure to demonstrate your status as a non-blank check company.
2. Throughout your document, please make it clear to investors that even if you complete your current exploration program and it is successful in identifying a mineral deposit, you will have to spend substantial funds on further drilling and engineering studies before you will know if you have a commercially viable mineral deposit or reserve.

Facing Page
3. On the facing page, please add a sentence indicating that your securities are being offered on a delayed or continuous basis pursuant to Rule 415. See interpretation D.36 of the Manual of Publicly Available Telephone Interpretations (July 1997) and Form S-1
to review the disclosure that you should include.

Front Cover Page of Prospectus
4. Please state prominently on the front cover page of your prospectus, and at the beginning of your Description of Business section, the fact that your auditors have issued a going concern opinion.
5. In the first paragraph, you state that you are "offering for sale a total of 800,000 Units of Common Stock." However, it appears that you are offering 800,000 units consisting of 800,000 shares of common stock and 800,000 warrants to purchase shares of common stock. Please revise or advise.
6. You state that the units will be offered for a period of 180 days
"from the date of this prospectus." Please indicate specifically that your offering will end 180 days from the effective date of the prospectus. Also, you must indicate the date that your offering will end. See Item 501(a)(8)(iii) of Regulation S-B. Therefore, please confirm that you will insert the exact date the offering will end, when known.
7. Please disclose what you will do with any interest earned from the checking account in which you will deposit your investors` funds until all the units are sold.
8. You state that neither we nor a state securities commission has determined if this prospectus is "current or complete." Please revise this legend so that it is clear that neither we nor a state securities commission has determined whether this prospectus is "truthful or accurate" instead of, or in addition to, being current or complete. See Item 501(a)(7) of Regulation S-B.

Summary, page 3
9. On page 5 of this document, you state that "[i]n all probability, the South Wallace Mountain Project claims do not contain any reserves and funds that we spend on exploration will be lost." Please include this statement at the very beginning of your Summary, Description of
Business, and Plan of Operation sections. Also, in each of these sections, as appropriate, please disclose why you believe your claim will have no reserves and your reasons for engaging in this business venture if you probably will not find any reserves.
10. In the third paragraph of this section, you state that you received your initial funding of $5,000 through the sale of common stock to your officer and director who purchased 1,000,000 shares at
$0.005 per share on March 5, 2005. However, in other sections of this document, you state that this sale occurred on March 30, 2005.
Please revise this section and the rest of your document so that the date of this transaction is consistent.
11. We remind you that your Summary section should provide a brief overview of your business and offering in a balanced manner. In this regard, please consider the following:

* disclosing that your shares currently are not traded on any market or exchange, and briefly explain how this impacts your share liquidity; and

* clarifying the current status of your business and your proposed mineral exploration activities.

These are only examples. Please revise accordingly. We may have further comments based upon your revisions.
Risk Factors, page 4
12. Unless you can substantiate significant technical training and/or experience in minerals exploration or mining by members of your management, please include a risk factor early in this risk factor section that your management lacks technical training and experience with exploring for, starting, and/or operating a mine. With no direct training or experience in these areas, your management may not be fully aware of many of the specific requirements related to working within this industry. Their decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use. Consequently, your operations, earnings, and ultimate financial success could suffer irreparable harm due to management`s lack of experience in this industry.
13. If true, please add a risk factor that addresses the fact that the property has not been examined in the field by a professional geologist or mining engineer, and detail the risks to investors.
14. Your Risk Factors section should be a discussion of the most significant factors that make your offering speculative or risky. You should place risk factors in context so your readers can understand the specific risk as it applies to you. See SEC Release
No. 33-7497. Also, you should not present risks that are generic or contain boilerplate language that could apply to any issuer or any offering. We believe a discussion of risk in generic terms does not tell your readers how the risk may affect their investment in you. Please revise your Risk Factors section generally to write each risk factor in plain English and avoid using boilerplate or generic risk factors. See Item 503(c) of Regulation S-B. As examples, please consider the following risk factors:

* "Because of the speculative nature of exploration of mining properties, there is a substantial risk that our business will fail."

* "Because of the inherent dangers involved in mineral exploration, there is a risk that we may incur liabilities or damages as we conduct our business."

* "If we become subject to burdensome government regulation or other legal uncertainties, our business will be negatively affected." Further, some of your risk factor discussions do not clearly and concisely convey the actual risk, such as the third risk factor on page 6 and second risk factor on page 8. Consider whether other subsections or elements of a discussion within a subsection are necessary for this section, such as the first full risk factor on page 10, and whether certain risk factors can be combined so they are not repetitive, such as the last risk factors on page 7, page 8, and page 9. Accordingly, please thoroughly revise this section to more precisely articulate the risks to your offering from each risk factor. We may have additional comments based upon your revisions.

Risks Associated with our Company, page 4

Because we have not surveyed the South Wallace. . ., page 4
15. You indicate that Mr. Gelfand holds the mining claims in trust.
Please provide us the documentation that sets forth this relationship. It is unclear whether the company has acquired title to these claims.

If we become subject to burdensome government regulation or other..., page 6
16. You state that current laws do not affect your exploration plans, and even if you commence drilling, your regulatory compliance costs will be only "modest." Therefore, please explain why you consider government regulation to be such a material risk to you that you include it in this section. In addition, please advise us in detail why you believe your exploration costs will be minimal. We may have additional comments after reviewing your information.
17. Also, in this risk factor, you include a two-sentence discussion regarding the risk that the demand for the minerals you may unearth could slow. Please remove this discussion from this risk factor. It appears that this discussion should be a separate risk factor.

Risks Associated with this Offering, page 7

You will incur immediate and substantial dilution of the price you pay..., page 9
18. Please discuss in greater detail or reference how your existing stockholder`s shares will dilute your new stockholders` shares.

Offering Will Be Sold by Our Officers and Directors, page 13
19. The heading of this subsection states, "Offering Will Be Sold by
Our Officers and Directors." However, you have only one officer and one director, which you make clear in the text of this subsection. Therefore, please revise your heading to make it clear you have only one officer and one director.


Deposit of Offering Proceeds, page 14
20. It appears that you are not using an escrow agent to collect and distribute the funds you receive from investors. If true, please discuss why you believe it is appropriate not to employ an escrow agent and how your will otherwise ensure your investors will receive either their units or their returned investment funds.

Security Ownership of Certain Beneficial Owners and Management,
page
17
21. You state that at the time of your inception, your board of directors voted to seek capital, begin development of your business plan, and appoint Mr. Gelfand as your director and sole officer. Please disclose the members of your initial board at that time.

Description of Business, page 19
22. Please thoroughly revise your disclosure in this section and throughout your prospectus to clarify the current status of your operations and your proposed business operations. In this regard, you state that you will need to raise additional funds to conduct a possible, subsequent production phase of your project.
23. Also, please discuss your options and the steps you anticipate taking if you find a viable store of minerals in your claims. In this regard, please provide information regarding the quantities necessary for you to go forward. Further, to the extent that you discuss your future operations, please provide the status of development and indicate the timeframe for which you anticipate commencing these operations. We may have further comments after reviewing your revised prospectus disclosure.
24. For your property, please provide the disclosures required by Industry Guide 7(b). In particular, please provide:

* the location of the property, the means of access to the property, and the means of transportation from the property;

* any conditions that must be met in order to obtain or retain title to the property;

* a brief description of the rock formations and mineralization of existing or potential economic significance on the property;

* a description of any work completed on the property and its present condition;

* the details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment;

* a description of equipment and other infrastructure facilities;

* the current state of exploration of the property;

* the total cost the property has incurred to date and planned future costs;

* the source of power and water that can be utilized at the property;
and

* if applicable, a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

Please refer to Industry Guide 7(b)(1) to (5) for specific guidance.
Industry Guide 7 can be reviewed on the Internet at http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.
25. Please note that our EDGAR program now accepts digital maps, so please include any small-scale maps showing the location and access to the property in any future amendments that you file. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files that will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 942-8900. Otherwise, please provide the map to us for review.
26. In this subsection, you include many factual statements regarding your claim, but you have not indicated whether the source of this information is based upon management`s belief, industry data, reports, articles, or any other source. If the statements are based upon management`s belief, please indicate that this is the case and include an explanation for the basis of that belief. Alternatively, if the information is based upon reports or articles, please provide these documents to us, appropriately marked and dated.
27. Please revise this section to discuss your business without relying on the use of jargon. We note that you have provided a glossary for many of the technical terms relating to geology, mining, or other matters whose definitions cannot be found readily in conventional dictionaries. See Industry Guide 7(b)(6). However, it appears that there are still some terms, descriptions, and phrases for which you have not provided sufficient definitions or explanations, such as "30% of the project contains good rock exposure," "potassic," "plagioclase," "older Anarchist Group," and "porphyritic."
General Information, page 23
28. In this subsection and in your History of Previous Work subsection, you discuss the history of your claim and its three main zones. Please discuss how this history impacts the current status of your claim.

Dominion Zone, page 28
29. The third paragraph of this subsection refers to samples returning values up to 8.2 oz/ton. As a general checklist, when reporting the results of sampling and chemical analyses please do the following:

* disclose only weighed-average sample analyses associated with a measured length or a substantial volume;

* eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight;

* eliminate all disclosure of the highest values or grades of sample sets;

* eliminate grades disclosed as "up to" or "as high as;"

* eliminate statements containing grade and/or sample-width ranges;

* ensure that aggregated sample values from related locations are aggregated based on a weighted average of lengths of the samples;

* generally, use tables to improve readability of sample and drilling data;

* disclose soil samples as a weighted average value over an area;

* refrain from reporting single soil sample values; and

* convert all ppb quantities to ppm quantities for disclosure.

      Please revise your text accordingly.

Competition, page 28
30. In addition to your discussion in this section, please disclose your methods of competing with other mining companies. See Item
101(b)(4) of Regulation S-B.


Compliance with Government Regulation, page 29
31. You state that you will be required to comply with the regulations, rules, and directives of the applicable government regulatory agencies of Canada and British Columbia. Please disclose those agencies. See Item 101(b)(9) of Regulation S-B.
32. Please discuss any specific regulations, rules, or directives with which you must comply during this phase of your operation and their costs and effects on you. See Item 101(b)(11) of Regulation S-
B.

Research and Development Costs During the Last Two Years, page 30
33. You state that you have not expended any funds for research or development since your inception. However, it appears that you have performed some research on the history and geological aspects of your claim. Therefore, please itemize your research and development activities and estimate the amount you have spent since your inception, or tell us why you believe this is not research or development. See Item 101(b)(10) of Regulation S-B.

Plan of Operation, page 30
34. Please expand this section to discuss known material risks and uncertainties that will have or are reasonably likely to have a material impact on your revenues, operations, liquidity, or income over the short and long term, and the actions you are taking to address them. In doing so, please discuss the industry-wide factors relevant to your business and the risks and uncertainties related to the development of your business to the extent necessary to commence operations and for the foreseeable future. Additionally, please discuss your ability to secure sources of supply and customers, generate revenues, raise additional financing, and manage other significant risks and uncertainties that are material to your plan of operations and business. See SEC Release No. 33-8350 and Item 303 of
Regulation S-B.

Market for Common Equity and Related Stockholder Matters, page 33
35. Please discuss the procedures and standards for becoming listed on the Over-the-Counter Bulletin Board. Also, please discuss how far along you are in completing these procedures and how well you comply with these standards. Otherwise, please delete your reference to the
Over-the-Counter Bulletin Board.

Executive Compensation, page 36
36. You state that on April 5, 2005, you issued 1,600,000 shares to
Mr. Gelfand in exchange for mining claims valued at $8,000. Also, on
March 30, 2005, you issued 1,000,000 shares of common stock to Mr. Gelfand in exchange for organization services, expenses, proprietary rights, a business plan, and cash in the amount of $5,000. Further, you state that in the board`s opinion, the terms of the transaction were as fair to the parties as they would have been to unaffiliated persons. It appears that Mr. Gelfand is the only member of your board of directors. You must identify the person making the value determination of this type of transaction. See Item 404(d)(2) of Regulation S-B. Therefore, if true, please state that Mr. Gelfand determined that the transaction between him and you was fair and how he made that determination.

Financial Statements, page F-1

General
37. Your disclosure on page 12 of your document indicates that your director will advance you the funds for the expenses you expect to incur to complete your offering. Therefore, please revise your financial statements to recognize a commitment to your director by reducing additional paid-in capital and establishing a liability for the estimated amount of expenses you expect to incur. See SAB Topic
5:D.

Exhibits, page II-4
38. Please file the instruments that define the rights of your unit holders. See Item 601(b)(4) of Regulation S-B.

Exhibit 23.2
39. Please correct the reference to the reporting periods presented in your statement of income and accumulated deficit to correspond to the financial statement period, which is from March 30, 2005 to March
31, 2005. Additionally, please have your independent registered accountants revise the language in their consent to be named "experts" in this registration statement.



*	*	*	*	*	*



      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Yong Kim, Staff Accountant, at (202) 551-
3323
or William Choi, Accounting Branch Chief, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Staff Attorney, at
(202) 551-3343, Ellie Quarles, Special Counsel, at (202) 551-3238,
or
me at (202) 551-3720 with any other questions.

Sincerely,



H. Christopher Owings
Assistant Director


cc:	James B. Parsons, Esq.
	Parsons Law Firm
	Via Fax: (425) 451-8568
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Robert Gelfand, President
Wallace Mountain Resources Corporation
August 10, 2005
Page 1